Mail Stop 3561

November 26, 2007

Marc Kilbride
CenterPoint Energy Transition Bond Company III, LLC
1111 Louisiana
Houston, Texas 77002

> **Re:     CenterPoint Energy Transition Bond Company III, LLC**
> **Registration Statement on Form S-3**
> **Filed November 2, 2007**
> **File No. 333-147114**

Dear Mr. Kilbride:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below.  Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

## Registration Statement on Form S-3

General

1. Please confirm that the sponsor or any issuing entity previously established, directly or indirectly, by the sponsor or any affiliate of the sponsor has been

current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the sponsor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. When available, please provide us with a copy of the servicing agreement.

6. Please confirm that no retail electric provider represents 10% or more of the assets or revise to provide the information required by Item 1112 of Regulation AB regarding significant obligors.

7. We note that CenterPoint Energy Transition Bond Company III, LLC, which appears to be the issuing entity, is named as a registrant. Please note that the registrant should be either the depositor or, where there is not an intermediate transfer of assets from the sponsor to the issuing entity, the sponsor. See Section III.A.3.d of SEC Release 8518 and FN 155 to such release. Revise accordingly or advise.

## Prospectus Supplement

### Cover Page

8. Please expand your cover page disclosure to briefly describe any credit enhancement for the transaction. See Item 1102(h) of Regulation AB. For example, we note your reference on page 19 to an excess funds and a capital

subaccount to be used for credit enhancement.  Revise accordingly and make corresponding changes to your summary section.  See Item 1103(a)(3)(ix) of Regulation AB.

Summary of Terms, page S-2

9. As a follow-up to comment 8 above, please revise your summary disclosure to briefly describe any credit enhancement for the transaction.  See Item 1103(a)(3)(ix) of Regulation AB.

Indenture Trustee, page S-3

10. We note the disclosure here that Deutsche Bank Trust Company Americas will be the indenture trustee.  If so, please update the prospectus supplement to provide the disclosure required by Item 1109 of Regulation AB.  Otherwise, please revise or advise as appropriate.

**Base Prospectus**

11. We note in various sections of the base prospectus your statements, "unless otherwise specified in the applicable prospectus supplement" or "unless otherwise specified in the prospectus supplement," which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement.  However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus.  Instead, please disclose all assets, structural features and credit enhancement that you reasonably contemplate including in the offering.

About this Prospectus, page 1

12. We note your disclosure that the prospectus supplement may also "add," "update" or "change" the information contained in the base prospectus.  Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.  Please revise accordingly.

Prospectus Summary, page 3

Credit Enhancement, page 10

13. Please revise to specify what you mean by your reference to additional forms of credit enhancement specified in the related prospectus supplement.  Consistent with comment 8 above, the base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown.  Please delete any language that indicates additional credit

enhancements may be added in prospectus supplements.  Please also make the necessary revisions to the disclosure on page 46.

14. We note your reference to surety bonds and letters of credit in this section and your reference to third-party support on page 46.  Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any offered class.  Refer to Item 1114(b) of Regulation AB.

Allocations as Between Series, page 11

15. We note that while the collateral securing one series of bonds is separate from the collateral securing another series of bonds, the trustee will allocate, pro rata, any shortfalls in interest collections of transition charges ratably among the transition bonds (including the transition charges relating to other transition bonds).  Please explain to us why this is consistent with the disclosure in the first paragraph on page 11 which says that "the holders of one series of transition bonds will have no recourse to collateral for a different series."

Risk Factors, page 13

16. Please provide risk factor disclosure of the extent to which any optional redemption may adversely affect the yield on the bonds.

Other Risks Associated with an Investment in Transition Bonds, page 21

17. We note your disclosure that CenterPoint Houston will not be obligated to repurchase any transition property in the event of a breach of any of its representations, warranties or covenants regarding the transition property. If there are any circumstances under which assets may otherwise be added, removed or substituted, please disclose in summary.  See Item 1103(a)(6) of Regulation AB.

CenterPoint Houston's Financing Order, page 28

18. We note your assertion that the true-up mechanism and state pledge effectively minimize or eliminate any credit risks associated with the bonds.  Have you considered any disclosure about events such as bankruptcies of the service providers, the Supreme Court of Texas finding the Restructuring Act and/or the financing order(s) unconstitutional, or a natural disaster in the service area where all of the customers are displaced for years?

The Seller, Initial Servicer and Sponsor of the Transition Property, page 32

19. We note the repeated references to CenterPoint Houston as the initial servicer. If there are plans to replace it as servicer, please disclose here.

How CenterPoint Houston Forecasts the Number of Retail Electric Customers and the Amount of Electricity Usage, page 36

20. Disclose whether these same forecasting procedures will be used for determining the expected amortization schedule for each series of bonds.

Days Sale Outstanding, page 39

21. Please provide a brief explanation of the "Days Sales Outstanding" table.

Credit Enhancement for the Transition Bonds, page 45

22. We note the disclosure that a financial guaranty insurance policy may be a form of credit enhancement in an issuance of transition bonds. Please provide bracketed disclosure in the prospectus supplement regarding financial information if the entity is liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any class of securities. Refer to Item 1114(b) of Regulation AB.

The Servicing Agreements, page 70

23. We note that CenterPoint Houston appears to be the custodian of the files relating to the transition property transferred to the issuing entity. Please describe the material arrangements regarding the safekeeping and preservation of these files by the servicer. Refer to Item 1108(c)(7) of Regulation AB.

Intercreditor Agreement, page 78

24. We note that while the collateral securing the bonds issued by Transition Bond Company I and Transition Bond Company II is separate from the collateral securing the bonds being offered under this registration statement, you will allocate any shortfalls in collections of transition charges ratably among CenterPoint Houston's special purpose subsidiaries. Please explain to us why this is consistent with the definition of an asset-backed security. Revise or advise as appropriate.

Appendix A, page A-1

25. We suggest explicitly incorporating the Appendix into the text to remove any misunderstanding that it is not part of the prospectus or supplement.

Signatures

26. It does not appear that you have provided all the signatures required by Instruction 1 to Signatures on Form S-3 for CenterPoint Energy Transition Bond Company III, LLC.  Please revise accordingly.

\*      \*      \*      \*      \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642.  If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,


Max A. Webb
Assistant Director


cc:     via facsimile (713) 229-2710
        Margo S. Scholin
        Baker Botts L.L.P.